RELIANCE Natural Resources
Anil Dhirubhai Ambani Group



10016046

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 21, 2010

Mr. Paul M Dudek
Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Exemption No: 82-35009

SUPPL

Dear Mr Paul,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated July 21, 2010 forwarding therewith the shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended June 30, 2010.

Copies of the above letters are enclosed for information and records.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above



Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 21, 2010

The Manager
National Stock Exchange of India Ltd
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir

Sub.: Shareholding Pattern for the quarter ended June 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended June 30, 2010.

Kindly take on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

July 21, 2010

The General Manager
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub.: Shareholding Pattern for the quarter ended June 30, 2010

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit the Shareholding Pattern of the Company for the quarter ended June 30, 2010.

Kindly take on record.

Yours faithfully
For Reliance Natural Resources Limited



Ashish S Karyekar
Company Secretary

Encl: As above

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED

Scrip Code : BSE 532709 Name of the Scrip : RNRL Class of Security : EQUITY

Quarter ended as on 30th June, 2010

Category Code (I)	Category of Shareholder (II)	No of Shareholders (III)	Total No of Shares (IV)	Number of shares held in dematerialised form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares Pledged (VIII)	As a percentage of (A+B+C) (IX=VIII/IV*100)
(A)	Shareholding of Promoter and Promoter Group							
(1)	Indian							
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54	0	0.00
(b)	Central Government/State Governments	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	22	886763053	886741550	54.47	54.30	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)							
	Sub -Total (A)(1)	**33**	**895608142**	**895586539**	**55.01**	**54.84**	**0**	**0.00**
(2)	Foreign						N/A	N/A
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**33**	**895608142**	**895586539**	**55.01**	**54.84**		
(B)	**Public Shareholding**						N/A	N/A
(1)	**Institutions**							
(a)	Mutual Funds /UTI	166	970971	440726	0.06	0.06	-	-
(b)	Financial Institutions/Banks	371	1559139	1436685	0.10	0.10	-	-
(c)	Central Government/State Governments	62	985115	57116	0.06	0.06	-	-
(d)	Venture Capital Funds	0	0	0	0.00	0.00	-	-
(e)	Insurance Companies	13	34202853	34199724	2.10	2.09	-	-
(f)	Foreign Institutional Investors	397	71744508	71621748	4.41	4.39	-	-
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	-	-
(h)	Any Other (Specify)	0	0	0	0.00	0.00	-	-
	Sub -Total (B)(1)	**1009**	**109462586**	**107755999**	**6.72**	**6.70**		
(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	8579	102865669	102195816	6.32	6.30	-	-
(b)	Individual i.Individual shareholders holding nominal sharecapital up to Rs 1 Lakh	2517555	472574372	428710546	29.03	28.94	-	-
	ii.Individual shareholders holding nominal sharecapital in excess of Rs 1 Lakh	497	28125929	27582773	1.73	1.72	-	-
(c)	Any Other (Specify)	0	0	0	0.00	0.00	-	-
1	NRIs/OCBs	20253	19429624	15711402	1.19	1.19	-	-
	Sub -Total (B)(2)	**2546884**	**622995594**	**574200537**	**38.27**	**38.15**	-	-
	Total Public Shareholding B=(B)(1)+(B)(2)	**2547893**	**732458180**	**681956536**	**44.99**	**44.85**	-	-
	TOTAL (A) +(B)	**2547926**	**1628066322**	**1577543075**	**100.00**	**99.69**	0	0.00
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**5064100**	**5064100**	**0.00**	**0.31**	N/A	N/A
	GRAND TOTAL (A)+(B)+(C)	**2547927**	**1633130422**	**1582607175**	**100.00**	**100.00**	0	0.00



Reliance Natural Resources Limited

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No (I)	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		No of shares (III)	As a % of grand total (A)+(B)+(C) (IV)	No of Shares Pledged (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B)+'(C) of Sub-clause (VII)
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55	0	0.00	0.00
2	Reliance Capital Limited	1 64 92 758	1.01	0	0.00	0.00
3	Reliance Innoventures Private Limited	1 15 29 001	0.71	0	0.00	0.00
4	Sonata Investments Limited	5 00 000	0.03	0	0.00	0.00
5	Hansdhwani Trading Company Pvt Ltd	40	0.00	0	0.00	0.00
6	Anil D Ambani	18 59 171	0.11	0	0.00	0.00
7	Jaianmol A. Ambani	16 69 759	0.10	0	0.00	0.00
8	Jaianshul A. Ambani	100	0.00	0	0.00	0.00
9	Kokila D. Ambani	36 65 227	0.22	0	0.00	0.00
10	Tina A Ambani	16 50 832	0.10	0	0.00	0.00
	TOTAL	**89 56 08 142**	**54.84**	**0**	**0.00**	**0.00**


Resources Limited

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	23189643	1.42
	TOTAL	**23189643**	**1.42**


Reliance Natural Resources Limited

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		**0**	**0.00**


Reliance Natural Resources Limited

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	25 32 050	50 64 100	0.31
	TOTAL		50 64 100	0.31

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00
	TOTAL		0	0.00

III (a) **Statement showing Voting Pattern of Shareholders, if more than one class of shares / securities is issued by the**

Not Applicable


Reliance Natural Resources Limited